Exhibit 4.1

VSE CORPORATION 2004 NON-EMPLOYEE DIRECTORS STOCK PLAN,
AS AMENDED

1.  Purpose.  The purpose of the VSE Corporation 2004 Non-Employee Directors Stock Plan (the "Plan") is to provide a means for non-employee directors of VSE Corporation, a Delaware corporation (the "Company"), to increase their proprietary interest in the Company's growth and success as the owners of additional common stock of the Company ("Company Stock").

2.  Administration.  The Company's board of directors (the "Board") shall administer the Plan.  All questions of interpretation and application of the terms and conditions of the Plan are subject to the Board's sole discretion, which shall be binding on all Participants.

3.  Eligibility.  All non-employee members of the Board are covered by this Plan ("Participants").

4.	Company Stock.
a.	Company Stock allocated under the Plan may be either authorized but unissued or issued and held in the treasury.
b.	A maximum of 100,000 shares of Company Stock may be allocated and issued under the Plan, subject to adjustment as provided in Section 4(c) below.
c.	Appropriate adjustment will be made for any stock dividend, stock split, combination of Company Stock or other change in the capitalization of the Company.

5.  Participation.  Every non-employee director of the Company shall automatically participate in the Plan until the earlier of his or her retirement, resignation, nonreelection, disability or death.

6.  Contributions.   Commencing as of January 1, 2004, from and after the date of participation, each Participant may elect in respect of each year that all or a specified portion of his or her annual retainer fee shall be allocated to and paid in Company Stock under the Plan ("Stock Portion"), with the balance of such annual retainer, if any, being payable in cash ("Cash Portion").  Such election shall be made in writing and provided to the Corporate Secretary by November 1 of each year or such other date as the Board may determine, provided such date is at least 30 days prior to the date on which the fair market value of the Company Stock is determined pursuant to Section 7(a) of this Plan.  If any Participant fails to provide the above-mentioned written election by the date referenced in the preceding sentence, such Participant's annual retainer fee shall be paid fully in cash for the particular year.  If not enough Company Stock is available to satisfy one or more Participant's Stock Portion elections in respect of a year, such elections shall be automatically adjusted, on a pro rata basis, to match the amount of shares of Company Stock available hereunder, in proportion to the number of shares of Company Stock each Participant would have received in respect of his or her election as if sufficient Company Stock was available for all elections.

7.  Allocation.
a.
Company Stock is allocated to Participants at its fair market value as of the date of allocation.  "Fair Market Value" means on any given date, the closing price of the Company Stock as reported on the Nasdaq National Market System ("Nasdaq") for the date in question. If no sales of Company Stock were made on Nasdaq on that date, the closing price of a share of Company Stock as reported on Nasdaq for the preceding day on which sales of Company Stock were made on Nasdaq shall be substituted.

b.	No fractional shares shall be allocated.
c.	Any residual cash balance may be credited to Participants or distributed along with the Cash Portion in the Board's sole discretion.

8.  Taxes.  The Cash Portion shall be paid to Participants to cover the estimated taxes associated with the issuance of Company Stock under this Plan.  Notwithstanding the foregoing, each Participant is solely responsible for calculation and payment of his or her tax liability in respect of the Plan, irrespective of whether or not such Participant's Cash Portion is sufficient to cover the entire amount of actual taxes associated with the Participant's Stock Portion.

9.  Distributions.
a.	As soon as practicable, a stock certificate will be issued to each Participant for the number of shares of Company Stock allocated to the Participant under the Plan.
b.	By executing a copy of this Plan, the Participant represents and warrants to the Company that
i.
he or she will acquire and hold all the Company Stock issued to him or her hereunder for his or her own account for investment and not with the view toward resale or distribution except in accordance with Federal and state securities laws; and that

ii.
he or she will not directly or indirectly distribute or otherwise transfer any interest in Company Stock acquired under this Plan except pursuant to (a)  an effective and current registration statement under the Securities Act of 1933, as amended (the "Act") covering the Company Stock, or (b)  a specific exemption from registration under the Act.

c.	The Company may require Participant to furnish an opinion of counsel reasonably acceptable to the Company that no registration under the Act is required.
d.
By executing a copy of this Plan each Participant also acknowledges that (i) the Company Stock issued under the Plan will be issued pursuant to exemption from the registration under the Act; (ii) such Company Stock must be held indefinitely unless it is registered or an exemption from registration becomes available under the Act and the applicable state laws; (iii) the Company is under no obligation to facilitate resale of the Company Stock whether by registration, Rule 144 under the Act, or otherwise; (iv) if Rule 144 under the Act is available for resale of the Company Stock, such sales will or may be subject to specific holding periods, volume restrictions, and other provisions; and (v) the Participant will bear the economic risk of the investment in the Company Stock for an indefinite period of time.

10.  Amendment of the Plan.  The Board may from time to time alter, amend, suspend, or discontinue the Plan.

11.  Miscellaneous.
a.	This Plan does not create any obligation of the Board to nominate any director for re-election by the Company's stockholders.
b.	Participants will have no stockholder rights with respect to the Company Stock subject to the Plan until it is allocated and issued to Participants.
c.
None of the benefits under the Plan are subject to the claims of creditors of Participants or their beneficiaries, nor are they subject to attachment, garnishment or other legal process.  Neither Participant nor beneficiary may assign, sell, borrow on or otherwise encumber a beneficial interest in the Plan nor shall any such benefits be in any manner subject to the deeds, contracts, liabilities, engagements or torts of any Participant or beneficiary.

d.
Participant's latest beneficiary designation under the VSE Corporation 1996 or 1998 or subsequent Stock Option Plan adopted by the Board is deemed to be the Participant's beneficiary designation under this Plan unless otherwise directed in writing by the Participant to the Company's Secretary.

12.  Effective Date, Stockholders Approval, and Termination.  Effective Date, Stockholder Approval, and Termination.  The Plan was originally approved by the Company's stockholders to be effective from January 1, 2004 until December 31, 2013.  The Board has approved an extension of the Plan beginning January 1, 2014 to December 31, 2018.  Upon approval of the holders of a majority of the Company Stock entitled to vote thereon, the Plan, as amended, will be effective retroactively to January 1, 2014, and will be effective until December 31, 2018, unless terminated earlier by the Board.

13.  Governing Law.  Delaware law shall govern this Plan